Exhibit 99.10

RECENT DEVELOPMENTS

Budget 2011

The Estimates and Supplement to the Estimates for the Province’s 2011/12 fiscal year (containing the Province’s detailed spending plans for that year) were presented to the Legislative Assembly of British Columbia on February 15, 2011 as part of the 2011 Provincial Budget.  Those documents are exhibits 99.8 and 99.9 to the Province’s annual report on Form 18-K relating to the fiscal year ended March 31, 2010.  The Estimates had not received approval by the Legislative Assembly when the Legislative Assembly adjourned on February 17, 2011.

New Leader to succeed Premier Campbell

On November 3, 2010, BC Premier Gordon Campbell announced his resignation and confirmed he would remain as Premier until a Provincial Liberal Party leadership convention was held.  On February 26, 2011, the Liberals held a leadership convention and voted Christy Clark as new party leader.  As a result, after a short transition period, she will become Premier Campbell’s successor as the Province of British Columbia’s Premier.  The change in leadership has no impact on the Liberal Party majority currently held in the Legislative Assembly of British Columbia or the statutory requirement to hold a provincial election on, or prior to, May 14, 2013.